

July 18, 2013

Via E-mail
Karen Dykstra
Chief Financial Officer
AOL Inc.
770 Broadway
New York, NY 10003

Re: **AOL Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2012
       Filed February 28, 2013
       File No. 001-34419

Dear Ms. Dykstra:

We have reviewed your letter dated June 19, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 6, 2013.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Trends, Challenges and Uncertainties Impacting Our Business, page 31

1.   We note your response to prior comment 1. Please clarify in greater detail what consideration you gave to quantifying how the items identified have contributed to your historical performance, to the extent reasonably available. For example, consider disclosing the historical amounts of revenue generated in each of the periods presented from programmatic buying of advertising inventory and sales of premium formats and video. You indicate in your response that programmatic vs. premium buying of

advertising inventory and the premium video opportunity represent a developing industry trend, however we note that there appears to be an impact on your historical performance. In this regard, in your discussion of results of operations, you indicate that both Third Party Network and display revenue increased, in part, due to increased sales of premium packages and products and premium formats and video. With respect to trends in your cost structure, consider disclosing the amount of operating income generated from Third Party Network revenue as compared to display advertising revenue on AOL Properties for each of the periods presented.

Segment Results of Operations, page 46

2.   In response to prior comment 4, you state that the metrics used to measure performance of individual web properties generally reflect similar trends as those disclosed in your segment results of operations. Consider disclosing this in future filings. In addition, you indicate in your response that you monitor the performance of your web properties in the Brand Group using key trends in the number of impressions, click-throughs or other user actions as well as key trends in traffic acquisition cost or content costs. As such, it appears that you should discuss and analyze trends in each of these items for each of your significant web properties. Consider providing these disclosures in future filings.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or, in her absence, Evan Jacobson, Staff Attorney, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief